Filed by Eaton Corporation plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dana Incorporated

Commission File No.: 001-01063

Date: June 11, 2026

The following Employee Frequently Asked Questions were posted by Eaton Corporation plc on the company’s intranet on June 11, 2026 in connection with the announcement of the proposed transaction with Dana Incorporated.

•	Following Eaton’s January 2026 announcement regarding its intent to spin-off the Mobility Group, we have signed an agreement to combine the Mobility Group with Dana Incorporated, creating a combined business with approximately $11B in sales purposely positioned to serve the automotive and commercial vehicle market.

•	We expect to close the transaction in Quarter 1, 2027.

•	We will not have all the answers to your questions, but we will share updates and information with you throughout the process via the SharePoint site.

•	Should you have a question that is not covered in the material provided, it is important you do not speculate. Please reach out to your manager or HR leader to share your questions.

•	You can submit additional questions via this form or by emailing @eaton.com.

•	Any information and/or consultation requirements with works councils, trade unions, or employee representative bodies under local law will be followed. If you have any questions, please reach out to our legal team.

•	Importantly, until the transaction closes in Quarter 1, 2027, Mobility Group and Dana will continue to operate as they are structured today – with our Mobility Group as part of Eaton and Dana as a separate, independent company.

•	Our customers, employees, suppliers and shareholders remain separate.

Eaton and Dana have signed an agreement, but a lot of work must happen between now and the close of this transaction.

•	It is critical that, unless explicitly asked by a member of Eaton’s Separation Management Office (SMO), you do not have conversations or share information with Dana or their team, customers, suppliers or investors.

1	Employee FAQs: General

General – Transaction details, rationale and strategy

1.	Is the announcement to combine Mobility Group and Dana the same as a merger?

Yes, a merger is a combination of two or more separate businesses, organizations or entities into a single, larger entity.

Companies usually take this path to expand their market reach, create differentiated offerings and increase overall value for all stakeholders.

In this case, we believe our proposed merger with Dana will create a strong differentiated company well-positioned to serve customers, support employees and meet shareholder expectations over the long term.

2.	Why have we decided to combine Mobility Group with Dana instead of the initial plan for a spin-off?

The intent to separate Mobility Group was a strategic move designed to drive long-term value, expand profitability and improve the growth profiles of both Eaton and the Mobility Group.

Following the January announcement, Eaton received heightened interest in our Mobility Group, given its strong market position, credibility and reputation. As a result, we conducted a comprehensive evaluation of all strategic alternatives for the business.

After careful consideration, Eaton concluded that combining the Mobility Group with Dana would create greater long-term value than pursuing a standalone separation.

The combined business will have increased scale, a broader portfolio of technologies and products, a diversified customer base and enhanced opportunities for future growth.

Eaton and Dana’s leadership teams believe that this combination creates a stronger platform for customers, employees, suppliers and shareholders than either company could achieve independently.

The transaction also supports Eaton's broader strategy to focus on its Electrical and Aerospace businesses while positioning the Mobility business for long-term success as part of Dana.

2	Employee FAQs: General

3.	What are the expected benefits of combining Mobility Group with Dana?

For our Mobility teams, this news is a testament to the exceptional talent in the organization and the credibility we’ve earned in the market. We believe the combined company creates a strong platform for employees, customers and shareholders while building on the strengths that have made our Mobility Group successful.

•	The new organization will continue to build on all the hard work that’s been undertaken in recent years, including keeping focus on a strong culture and employee engagement.

•	We believe the combined company will bring additional career and development opportunities for employees within a larger $11B organization focused on supplying the automotive industry.

•	It positions the business to better serve the needs of global mobility customers through complementary and comprehensive product offerings.

•	It creates a diversified business across both commercial and light vehicle markets, reducing reliance on any one customer group, vehicle segment or end market.

•	The new organization will continue to be a true innovation partner to OEMs navigating electrification, backed by the team’s deep expertise, technology and capabilities.

•	And, as a combined business with Dana, the Mobility Group will have a strong financial profile, enabling investment in the technologies and markets that matter most to automotive and commercial vehicle customers and the associated aftermarket.

4.	Who is Dana?

Dana is a leading provider of drivetrain, propulsion, electrification and thermal management technologies serving the automotive and commercial vehicle markets and aftermarket for over 120 years. It has annual revenues of $7.5 billion with 27,000 employees in over 24 countries.

With over 5000 customers in 120 countries, 70% of Dana’s business is automotive (light vehicle) while 30% is in the commercial vehicle space. Eaton’s Mobility Group is 60% commercial vehicle and 40% automotive (light vehicle), making the merger of these two companies complementary for customers.

3	Employee FAQs: General

Dana has four major technology groups:

–	Drive: Axles, e-axles, propshafts/drive shafts as well as conventional, hybrid and battery electric vehicle transmissions.
–	Electrodynamic: Motors, inverters, software and bipolar fuel-cell plates.
–	Thermal: Battery, motor and electronics cooling; transmission and engine oil cooling; charge air cooling; active-warm up; thermal-acoustic protective shielding.
–	Sealing: Battery and inverter housing gaskets; cam covers, oil pan modules, engine and transmission gaskets and seals, transmission separator plates.

5.	Is there a chance that the transaction will not happen and we will go back to the original plan for a spin-off?

Our focus is now on planning for, and executing, the combining of the two companies, which we expect to close in Quarter 1, 2027.

As with any transaction of this nature, the combining of the two companies remains subject to customary regulatory approvals and closing conditions, which we believe should not pose any undue risk. Until closing, both companies will continue to operate independently, and employees should continue to focus on their current roles, customers and business priorities.

6.	Who will lead the new company?

Byron Foster, Dana’s incoming Chief Executive Officer, and Timothy Kraus, Dana’s current Chief Financial Officer, will lead the combined company as CEO and CFO, respectively.

Erin Rowse, Eaton’s Industrial Sector Senior Vice President, HR, will serve as the combined company’s Chief Human Resources Officer upon close of the transaction.

The combined company’s senior management team will include representatives from both companies and will be announced as integration planning progresses.

Until the transaction closes, it is business as usual and your reporting structure will not change.

4	Employee FAQs: General

7.	Who will serve on the Board?

R. Bruce McDonald, Dana’s current Chairman and Chief Executive Officer, will serve as Executive Chairman of the combined company.

Dana's eight-member board of directors will be expanded to include three additional directors designated by Eaton, including one current Eaton executive and two current Eaton directors.

8.	Do we know where the overall combined business headquarters will be located?

We do not yet know where the HQ location of the combined business will be located. The combined business would have substantial operations in USA, Mexico, Brazil, China, Germany, Poland and India.

9.	Will we take the Dana brand name as part of the combined company?

Yes, the plan is that Mobility Group will transition to the Dana brand name upon completion of the merger.

This announcement is just the first step in the planning process and there are many details that will be determined as we work towards combining the two companies. Additional details will be shared as they are finalized.

We understand the importance of continuity for our business and customers, and the rich history and recognition of the Eaton brand in mobility markets. While the company name will change, the expertise, customer relationships, technologies, products and talent that have made Mobility Group successful will remain an important part of the combined business. We will work with Dana to support a thoughtful transition.

10.	When do we expect the transaction to be completed?

We expect the transaction to be completed in Quarter 1, 2027.

Until the transaction is complete, we will continue to operate as separate companies.

There are many details to be worked through over the coming months.

For the time being, day-to-day operations remain unchanged, and all employees should remain focused on their current responsibilities, delivering solutions to our many customers and meeting our goals for 2026.

5	Employee FAQs: General

11.	What will the future structure of a combined Mobility Group and Dana look like?

There are many details to be worked through over the coming months. The future organizational structure of the combined company is still being evaluated and has not yet been finalized. As part of the planning process, leaders from both Mobility Group and Dana will work together to determine the organizational structure that best supports the combined business, its customers and future growth objectives.

We recognize that employees will have questions about reporting structures, teams and organizational alignment. We expect key leadership positions will be announced over the next few months, and we anticipate more details about the organizational design will follow those announcements.

In the meantime, and until close, we will continue to operate as two separate, independent companies.

12.	What does this announcement mean for the work already underway in the separation workstreams?

Under this agreement, Mobility Group will separate from Eaton and subsequently combine with Dana as a combined business.

While the future structure has changed, much of the work required to separate Mobility Group from Eaton remains the same. Many separation activities will continue, although some priorities, timelines and deliverables may evolve as planning progresses.

There are certain activities that will not be necessary with this merger. For example, the stand-up of new critical systems will not be needed as the merged companies will leverage Dana’s current infrastructure.

Work is already underway by our Separation Management Office (the team leading our separation activities) to inform all teams involved in our Mobility Group separation of their priorities moving forward, including details of what work continues, what pivots direction and what stops entirely.

6	Employee FAQs: General

13.	When will we learn more about what the combined company means for our organization and employees?

We know many employees have been patiently waiting for updates regarding the original separation, and we recognize that this announcement may create new questions. Because the combining of the two companies is still in the early stages and remains subject to regulatory approvals and other closing conditions, many decisions regarding the future organization have not yet been finalized.

We ask for and appreciate your continued patience as our teams work through this assessment as part of the integration planning process.

We will share updates through our existing communication channels and leadership groups within Mobility.

14.	What products and solutions will be available?

Dana was attracted to Eaton’s Mobility Group because of the complementary portfolio and opportunities this presents. The portfolio of solutions will continue to be managed using a strategic planning process to form the best offering to serve customers now and through propulsion trends.

Mobility Group's strengths in commercial vehicle power management, transmissions, clutches and related technologies complement Dana’s capabilities in areas such as drivetrains, electrification, thermal management and sealing technologies. Together, the combined company will be positioned to offer customers a comprehensive set of solutions across conventional, hybrid and electric vehicle platforms.

Product portfolio decisions will continue to be evaluated through the company's normal strategic planning and product management processes.

15.	What do I tell my customers if they ask any questions?

A copy of our customer letter and FAQs can be found on our internal SharePoint site and our customer-facing website Eaton.com/mobility will be updated with this information after we publicly announce.

We have proactively contacted some of our large customers, including sending emails to all our Mobility customer contacts to inform them of our intent to combine the Mobility Group with Dana and what they can expect during the process.

In addition, we have provided materials to support our customer-facing teams. We encourage our customer-facing teams to regularly check our internal SharePoint site to make sure they have the most up-to-date information to support customer conversations.

7	Employee FAQs: General

16.	What does this mean for Mobility Group’s joint ventures?

We will work with the Mobility Group joint ventures on all legal and consent notifications as we work through planning for the combination of the Mobility Group and Dana.

17.	What do I do if I am contacted by the media?

Do not comment or speculate on the separation process. If you receive any inquiries related to the announcement, please forward them to .

18.	What do I do if someone from Dana contacts me?

At this point in the process there are still many unknowns. It is critical that, unless explicitly asked by a member of Eaton’s Separation Management Office (SMO), you do not have conversations or share information with Dana or their team, customers, suppliers or investors.

Until the close of the transaction in Quarter 1, 2027, Mobility Group and Dana will continue to operate as they are structured today – with our Mobility Group as part of Eaton and Dana as a separate, independent company.

Our customers, employees, suppliers and shareholders remain separate.

Eaton and Dana have signed an agreement, but a lot of work must happen between now and close.

Employment

19.	What happens between now and when the combining of the two companies is complete? What can employees expect?

This announcement is just the first step in the process and there are still many details to be worked out.

Employees should expect ongoing planning activities, integration discussions and regular communications as decisions are made and milestones are reached.

We recognize there will be questions regarding organizational structures, systems, processes and future ways of working. We are working with Dana to establish a structure that will enable the new Company’s success and will share information when we come to alignment.

8	Employee FAQs: General

In the meantime, we ask that all employees remain focused on their day-to-day responsibilities and deliver strong business results throughout 2026 through exceptional customer service, on-time delivery, quality, revenue growth and disciplined spending to enable the new combined company to start on solid footing.

20.	How many employees will move to the combined company?

There are approximately 13,000 employees who support or perform work for the Mobility Group. We can confirm that the majority of this group of employees have been identified as fully dedicated Mobility employees. There is a relatively small number of employees who are in shared services or support roles that still need to be identified through the talent selection process.

21.	Will employees remain in their current location with the combined company? What will happen at offices where employees from Eaton and Mobility are present?

Shared site separation work has been ongoing since the Mobility spin-off was announced. Once Dana and Eaton align on site separation plans, we will then move into construction phase (creating physical separation), consultation, employee notifications and separation. More details will be shared with sites requiring separation in the coming months.

22.	Should I update my business cards and email signature?

No. At this moment in time, there should be no changes to email signatures or business cards. Mobility and Dana will continue operating as two separate companies until the merger is complete.

23.	Will my current work schedule change?

Your current work schedule will remain and if there are any changes to schedules they will be communicated in advance.

24.	What happens to contingent workers—temporary employees, contractors and consultants?

We will continue to work with our external Contingent Workforce partners globally. Contingent workers will continue in their current assignments until otherwise informed by their agency.

9	Employee FAQs: General

25.	How will Mobility employees with visas or international assignments be impacted?

Circumstances are all unique and assessed on a case-by-case basis. We will continue to work closely with all employees who have immigration or visa scenarios in parallel with our global immigration and legal teams. Should you have any questions, please contact your HR partner.

26.	Have we announced a Reduction in Force (RIF) as part of today’s announcement?

The goal of the proposed merger with Dana is to create a strong, competitive company that is well-positioned to serve its combined global customers and support employees over the long term. While the external announcement identified opportunities for efficiency improvements and footprint optimization, no specific actions have been announced.

As with any global business, to improve operations and help enable competitiveness, organizational needs may evolve over time based on business conditions, customer needs and future operating requirements. If any decisions affect employees, they will be communicated directly and appropriately and in accordance with all applicable laws and processes.

27.	Will we combine both companies’ policies, create new ones, or use Dana’s existing policies after the merger?

This announcement is just the first step in the planning process and more details regarding the combined business will be determined over the coming months and post-merger.

28.	Will the new combined company have separate shared services teams and capabilities?

This announcement is just the first step in the planning process and the details regarding the combined business structure will be determined over the coming months and post-merger.

10	Employee FAQs: General

29.	If I am part of Mobility, can I apply for roles in Eaton before the combining of the two companies so that I can stay with Eaton?

As we shared after the initial announcement in January, employees within the Mobility scope (Mobility Group) are no longer able to apply for Eaton jobs as of January 25, 2026.

This includes non-production employees whose work responsibilities are more than 50% dedicated to the Mobility business.

Upon completion of the merger, employees currently working in Mobility locations as part of the Mobility Group will transfer to the new combined company to support business and customer continuity.

By retaining talented employees within the Mobility Group, we can continue to deliver exceptional service and support to our customers throughout the separation process and beyond.

Our goal is to maintain stability for our teams and customers, minimizing disruption and positioning the combined business for long-term success. We will follow local legal requirements and consultation processes to facilitate this transition of employment.

30.	As an Eaton employee not in the Mobility Group, can I apply for jobs with the new combined company?

Yes. Please talk with your manager and HR partner before applying for these roles.

31.	If I move with the Mobility Group as part of the combined company, and then return to Eaton later for a different role, will my length of service carry over?

Any adjusted service for rehires will depend on local jurisdictions. Time with the combined company will not count towards Eaton service.

32.	How does this announcement impact candidates and new hires in the Mobility Group?

Mobility Group will continue the recruitment process necessary for the business. We will provide messaging to support the Talent Acquisition team in partnership with hiring managers for candidates and pending hires.

11	Employee FAQs: General

33.	How and when will we learn more?

We are committed to transparent and timely communication with our teams. When we have information to share, updates will be provided via town halls, direct emails and through a dedicated SharePoint page for employees to access the most up-to-date information.

As with any transaction of this nature, the combining of the two companies remains subject to customary regulatory approvals and closing conditions. Until closing, both companies will continue to operate independently, and employees should continue to focus on their current roles, customers and business priorities.

Compensation & Benefits

34.	How will this announcement, and / or joining Mobility Group impact my career development?

We believe the merger will create new career growth and development opportunities for employees as part of a larger, diversified global organization.

The combined company will bring together complementary technologies, products, customers and markets across both commercial and light vehicle segments. This broader footprint is expected to create additional opportunities for employees to expand their skills and gain exposure to new areas of the business across a larger organization.

We also expect that employees will benefit from the combined expertise, capabilities and experience of both organizations, creating new opportunities for collaboration, learning and professional development.

35.	Will my salary and benefits change?

Prior to closing, your compensation will be administered and reviewed in the ordinary course of business. You will remain on your current benefits plans initially, with no changes until at least close of the transaction.

Post-merger compensation and benefits integration plans have not been determined at this time. We expect this to remain a priority for the combined organization. If there are any changes, they will be communicated directly and with sufficient notice.

12	Employee FAQs: General

36.	If applicable, what happens to my incentive compensation eligibility?

Any incentive payments earned prior to the merger will continue to be paid out under Eaton’s plan based on the goals and performance criteria set for those plans.

Post-merger, incentive plans and specific performance measures and targets will be determined and communicated by the combined business management team.

37.	Will unvested Eaton shares convert to equal shares in the combined company?

As we are still in the process of planning for the merger, details regarding outstanding Eaton equity grants will be announced once final determinations have been made.

38.	What will happen to my accrued vacation and will there be any change to vacation policies?

There are many details that will be determined as we work towards the merger. More information will be provided at a later date. You should continue to work with your manager on your current process and requirements for scheduling vacation days.

39.	Will I be eligible for annual merit increases in 2027?

As part of the merger process, compensation structures and processes, including merit planning, will be aligned or developed.

40.	What will happen to my job title and reporting structure during the merger process?

Your title and reporting relationship will continue for now unless you get a new position within Mobility Group.

As a newly combined business, Dana and Mobility will have their own organizational structure and some reporting relationships and job titles may change.

This announcement is just the first step in the process and there are many details that will be determined as we work towards the merger.

13	Employee FAQs: General

41.	Will the new, combined company have a performance management process?

Yes. There will be a performance management system and processes that are built on regular, transparent feedback.

42.	Will my performance data / history (reviews, accreditations) carry over as part of the merger?

Efforts will be made to transfer relevant performance data and accreditations in accordance with data privacy laws to provide continuity. You’ll receive updates as plans are finalized.

43.	What will happen to my E-Star points if I’m no longer an employee of Eaton?

Mobility will evaluate recognition programs and vendors with Dana. We do not yet have visibility to this information. More updates will be provided once decisions are made.

44.	What happens to my Health Savings Account? (U.S. specific)

Your HSA contributions will remain unchanged until the merger is completed, subject only to changes made during open enrollment, or qualifying life events between now and the completion of the merger. Your Health Savings Account is a personal account and will remain yours even after your employment with Eaton ends.

45.	Will you bridge anyone to retirement? (U.S. specific)

No, since Eaton’s defined benefits plans are now frozen (December 31, 2025), there is no option for bridging.

46.	If I’m eligible to receive retirement benefits with Eaton, can I receive those benefits and be an active employee of the new combined business? (U.S. specific)

Employees will not lose any retirement benefits that are accrued and vested as of the completion of the merger in accordance with the terms and conditions of Eaton sponsored plans.

We are currently reviewing the treatment of frozen Eaton defined benefit pension benefits under the merger framework and will share further information as soon as it becomes available.

14	Employee FAQs: General

47.	What happens to my Eaton pension and 401(k)? (U.S. specific)

Employees will not lose any benefits that are accrued and vested as of the completion of the merger in accordance with the terms and conditions of Eaton sponsored plans.

We are currently reviewing the treatment of the Eaton Savings Plan and frozen Eaton defined benefit pension benefits as part of the transition with Dana and will share further information as soon as it becomes available.

48.	How will outstanding 401(k) loans be handled? (U.S. specific)

We are currently reviewing the 401(k) transition plan with Dana which includes the treatment of outstanding 401(k) loans, and we will share further information as soon as it becomes available.

49.	What happens if I’m not vested in the Employer Retirement Contribution in the 401(k)? (U.S. specific)

We are currently reviewing the 401(k) transition plan with Dana and will share further information as soon as it becomes available.

50.	What happens to my retiree medical eligibility? (U.S. specific)

Employees who meet the retiree medical age and service eligibility requirements at the time of the spin will be eligible for the Eaton retiree medical plan.

Eligible employees who are not Medicare-eligible at spin-off will be able to join the Eaton retiree medical plan within 45 days of losing other coverage until they become Medicare-eligible.

Once they become Medicare-eligible, they will have 45 days from the date they become eligible for Medicare to enroll in the Eaton retiree medical plan. Retirement eligible employees who are Medicare-eligible at the time of the spin-off will have 45 days to enroll in the Eaton retiree medical plan.

Employees who are Medicare-eligible who elect not to have retiree medical coverage within 45 days of the spin will no longer be eligible for Eaton retiree medical coverage and will not have the option to enroll later.

Retiree life coverage for those eligible follows the retiree medical age and service eligibility requirement at the time of the spin. You may elect to reduce the amount of your Eaton retiree life insurance at any time, but you will not be permitted to increase your coverage amount in the future.

15	Employee FAQs: General

Once you reduce your coverage to $0 (cancel coverage) you will no longer be eligible for Eaton retiree life insurance coverage and will not have the option to enroll in coverage later.

51.	I am a non-US based employee. What will happen to my pension / retirement plans after the merger?

This will vary by local law and program. We are still working through the details of how current pension and retirement plan benefits will be handled.

Employees will not lose any benefits that are accrued and vested as of the completion of the merger in accordance with the terms and conditions of Eaton sponsored plans. More detailed information on pension and defined contribution plans will be shared as it becomes available.

52.	Will employees get severance from Eaton as part of this transaction?

We generally do not expect severance to be triggered by the merger transaction. To the extent severance requirements are triggered in a particular jurisdiction, we will comply with local and legal requirements.

53.	I am currently enrolled in an education assistance program. What happens to this benefit?

Continue with your program as no changes will occur between now and the merger date. Any changes to the program will be communicated as part of the benefits programs from Dana.

54.	Will Mobility employees be issued new corporate credit cards?

Employees will continue to use their existing corporate credit cards until the merger completion date.

Any changes will be communicated directly at a later date.

55.	Will there be a new travel and expense program?

Employees will continue to follow Eaton’s travel and expense policy until the merger date. The travel and expense policy for the combined business will be communicated in due course, and with training where necessary.

16	Employee FAQs: General

Technology & Systems

56.	Will Mobility Group employees continue using their current laptops and mobile phones when the merger is completed?

Details regarding plans for laptops and mobile phones will be determined as planning progresses and will be communicated prior to the completion of the merger.

57.	Will the combined company use the same systems/applications (example: Oracle, SAP SuccessFactors, Service Now, etc.)?

We are working with Dana to understand their current IT infrastructure, systems and technologies.

58.	Will Mobility employees continue to use the current time clock/payroll processes?

Time and payroll processes remain consistent at this time. Employees will continue to follow Eaton time clock and payroll system until at least the date of merger.

Any changes to the time clock/payroll processes for Mobility Group will be communicated directly at a later date.

Unions & Works Councils

59.	Will the merger of the Mobility business with Dana impact works council agreements and employees? (EMEA)

Information and consultation processes with the European Works Council and, where applicable, local Works Councils are ongoing and will continue in accordance with applicable legal requirements.

Following the change in transaction structure from the previously announced spin-off to the proposed merger, the relevant employee representative bodies will be informed and consulted on the updated direction and its implications. These processes began prior to the public announcement and will continue until the respective bodies have had the opportunity to provide their views.

Where elements of the earlier planning remain relevant—for example, certain portfolio, footprint or operational matters—these may continue to form part of the discussions, while other aspects will be updated to reflect the proposed merger.

17	Employee FAQs: General

As always, any required processes will be completed and feedback from employee representative bodies will be carefully considered before final decisions are taken.

60.	Will the merger of the Mobility business with Dana impact union agreements and employees? (ROW)

This announcement represents the first step in the merger process. At this stage, no immediate changes to employees’ terms and conditions are expected. Eaton anticipates any future decisions, if applicable, will be assessed and communicated in accordance with legal requirements and through the appropriate channels.

18	Employee FAQs: General

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Eaton Corporation plc (“Eaton”), Dana Incorporated (“Dana”) and Mobility (USA) Corporation (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction and financing of the transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic and synergistic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Eaton’s and Dana’s current expectations and are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder and/or regulatory approvals; risks related to difficulties, inabilities or delays in integrating the businesses of Dana and SpinCo; the ability to realize the anticipated benefits of the proposed transaction, including estimated combined EBITDA, estimated combined revenue and estimated run-rate cost synergies; potential impact of the announcement or consummation of the proposed transaction on Eaton’s and Dana’s stock prices; restrictions on the conduct of Eaton’s and Dana’s respective businesses prior to closing and on each of their ability to pursue alternatives to the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the ability of the combined company to implement its business strategy; the inability of the combined company to retain and hire key personnel; the occurrence of any event that could give rise to termination of the proposed transaction; the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks relating to the ability to obtain financing for the transaction upon acceptable terms or at all; evolving legal, regulatory and tax regimes; changes in general economic and/or industry specific conditions; global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns; the risks that the anticipated tax treatment of the proposed transaction is not obtained; the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Eaton; risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and other risk factors detailed from time to time in Eaton’s and Dana’s reports filed with the Securities and Exchange Commission (the “SEC”), including Eaton’s and Dana’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Eaton, Dana or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

It should also be noted that projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Dana or SpinCo.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, SpinCo may file with the SEC an information statement on Form 10 (“Form 10”) or a registration statement on Form S-1/S-4 (the “Form S-1/S-4”) that constitutes a prospectus with respect to the shares of common stock, par value $0.01 per share, of SpinCo (the “SpinCo shares”) to be issued to Eaton shareholders in the proposed exchange offer (the “prospectus/offer to exchange”). Eaton may also file with the SEC a tender offer statement (the “Schedule TO”) with respect to the offer by Eaton to exchange all SpinCo shares for ordinary shares, par value $0.01 per share, of Eaton that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer (if any). In addition, SpinCo intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Dana and that also constitutes a prospectus of SpinCo with respect to the SpinCo shares to be issued in the proposed merger (the “proxy statement/prospectus”). Each of Eaton, SpinCo and Dana may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form 10, Form S-1/S-4, Schedule TO, Form S-4, prospectus/offer to exchange, proxy statement/prospectus or any other document that Eaton, SpinCo or Dana may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE SCHEDULE TO; THE PROSPECTUS/OFFER TO EXCHANGE, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EATON, DANA, SPINCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus (if and when available) and other documents containing important information about Eaton, Dana and SpinCo and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Eaton and SpinCo will be available free of charge on Eaton’s website at https://www.eaton.com/us/en-us/company/investor-relations.html. Copies of the documents filed with, or furnished to, the SEC by Dana will be available free of charge on Dana’s website at https://danaincorporated.gcs-web.com/. The information included on, or accessible through, Eaton or Dana’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Eaton, Dana, SpinCo and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Eaton, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Eaton’s proxy statement for its 2026 Annual General Meeting of Shareholders, which was filed with the SEC on March 13, 2026. Information about the directors and executive officers of Dana, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Dana’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 13, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus carefully if and when available before making any voting or investment decisions. You may obtain free copies of these documents from Eaton or Dana using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in a transaction exempt from the registration requirements of the Securities Act.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as EBITDA, adjusted EBITDA, adjusted EBITDA margin, free cash flow, adjusted free cash flow and adjusted free cash flow margin. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Dana’s and Eaton’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. A reconciliation of these Non-GAAP Measures to the most directly comparable financial measures calculated and reported in accordance with U.S. GAAP can be found in Dana’s filings with the SEC except for financial guidance and other forward-looking information since such a reconciliation is not practicable without unreasonable effort as Dana is unable to reasonably forecast certain amounts that are necessary for such reconciliation.